news release

ARCELORMITTAL AND NUNAVUT IRON ANNOUNCE TAKE-UP OF OVER 90% OF BAFFINLAND SHARES AND EXTEND OFFER UNTIL FEBRUARY 17, 2011

TORONTO 7 FEBRUARY 2011 / LUXEMBOURG 7 FEBRUARY 2011 – ArcelorMittal and Nunavut Iron Ore Acquisition Inc. (“Nunavut Iron” and, together with ArcelorMittal, the "Offerors") announced that they have taken-up an additional 89,710,019 common shares (the “Common Shares”) of Baffinland Iron Mines Corporation (“Baffinland”) under their outstanding offer (the “Offer”) of C$1.50 per Common Share and C$0.10 per common share purchase warrants issued pursuant to a warrant indenture dated 31 January 2007 (the "2007 Warrants") of Baffinland.

The additional Common Shares taken-up, together with Common Shares held by the Offerors, represent over 90% of the outstanding Common Shares on a non-diluted basis (or approximately 89% of the outstanding Common Shares on an in-the-money, fully diluted basis).

The Offerors also announced that they have taken-up an additional 1,862,806 2007 Warrants under the Offer.  The additional 2007 Warrants taken-up, together with the 2007 Warrants held by the Offerors represent approximately 76% of the outstanding 2007 Warrants.

To provide Baffinland securityholders who have not yet tendered their securities a final opportunity to accept the Offer and ensure receipt of prompt payment for their Common Shares and 2007 Warrants, the Offerors have announced that the time for acceptance of the Offer has been extended to 11:59 p.m. on 17 February 2011 (the “Expiry Time”).  Common Shares and 2007 Warrants tendered to the Offer will be promptly taken-up prior to the Expiry Time.  Payment for such taken-up securities will be made within three business days of the take-up.

Following the Expiry Time, the Offerors intend to effect one or more Second Step Transactions, as described in the take-over bid circular in respect of the Offer, as amended and supplemented (the “Circular”), to acquire any remaining Common Shares (on an in the money, fully-diluted basis) and 2007 Warrants. The timing and details of any such transaction(s) will necessarily depend on a variety of factors, as described in the Circular, however under such transaction(s) all such Common Shares and 2007 Warrants will be mandatorily acquired at the same price of $1.50 per Common Share and $0.10 per 2007 Warrant as under the Offer. Completion of such transaction(s) could take up to 60 days from the expiry of the Offer. As a result, Baffinland securityholders should be aware that if they tender to the Offer they will receive payment promptly, whereas if they do not tender and one or more Second Step Transactions are completed, while Common Shares and 2007 Warrants will be acquired at the same price as paid under the Offer, payment will not be made until after completion of such transaction(s).

The notice of extension in respect of the extension of the Offer will be mailed to Baffinland securityholders promptly and will be available on SEDAR.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.